SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BIOENVISION, INC.

(Name of Subject Company)

BIOENVISION, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(including the associated preferred stock purchase rights)

Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

David P. Luci

345 Park Avenue, 41st Floor

New York, New York 10154

(212) 750-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher J. Denn, Esq.

James R. Kasinger, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on June 7, 2007 and amended by Amendment No. 1 on June 12, 2007 (the “Schedule 14D-9”) by Bioenvision, Inc., a Delaware corporation (the “Company”).  The Schedule 14D-9 and this Amendment No. 2 relate to the tender offer (the “Offer”) by Wichita Bio Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), as disclosed in a Tender Offer Statement on Schedule TO, dated June 4, 2007 (the “Schedule TO”), filed by the Purchaser and Genzyme, to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of the Company, at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).  The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 29, 2007 (the “Merger Agreement”), among Genzyme, Purchaser and the Company, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the surviving entity, the Company, becoming a direct wholly-owned subsidiary of Genzyme (the “Merger”).

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings given in the Schedule 14D-9.  All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2, except that such information is hereby amended to the extent specifically provided herein.

Item 8.    Additional Information.

Item 8 of Schedule 14D-9 is hereby amended by adding the following to the end of such section:

(i)                Certain Legal Proceedings.

On June 8, 2007 and June 13, 2007, the Company was named as a defendant in two purported class action lawsuits filed in the Court of Chancery in the State of Delaware, New Castle County, against the Company, each of its directors, Genzyme and Purchaser.  These actions are docketed as Ortsman v. Wood, et. al., Civ. A. No. 3009 and Gerstle v. Bioenvision, Inc., et. al., Civ. A. No. 3019 (the “Actions”).  The Actions purport to be brought individually and on behalf of all holders of Common Shares.  The Actions allege that the director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer and that Genzyme aided and abetted such alleged breach of the director defendants’ fiduciary duties.  Based on these allegations, the Actions seek, among other relief, injunctive relief preliminarily and permanently enjoining each of the Company, its directors, Genzyme and Purchaser from consummating the Offer and the Merger, awarding damages, and rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof.  The Company and the Company’s Board of Directors believe the allegations in the Actions are without merit.

A copy of the complaints in these Actions are attached hereto as Exhibits (e)(11) and (e)(12) and are hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibits (e)(11) and (e)(12).

In addition, on June 13, 2007, plaintiff in the purported class action Trombley v. Bioenvision, Inc. filed an amended complaint, which expands upon the allegations made in that plaintiff’s original complaint filed on June 7, 2007 (discussed in the Company’s Schedule 14D-9, as filed with the SEC on June 12, 2007). On June 13, 2007, this purported shareholder also filed a preliminary injunction motion, seeking to enjoin the Merger in advance of the date it is scheduled to close, and an expedited proceedings motion, seeking to proceed with discovery on an expedited basis and to set June 28, 2007 as the date for hearing plaintiff’s application for a preliminary injunction.  A copy of this amended complaint, the motion for preliminary injunction and the motion for expedited proceedings are attached hereto as Exhibits (e)(13), (e)(14) and (e)(15) and are hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibits (e)(13), (e)(14) and (e)(15).

Item 9.          Exhibits.

Item 9 of Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description

(e)(11)	Complaint filed by Gerald Ortsman, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 8, 2007, in the Court of Chancery in the State of Delaware, New Castle County.

(e)(12)

Complaint filed by Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County.

(e)(13)

Amended Complaint filed by Brian Trombley, Dan J. Thomas, Jr., John Hawn and Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County.

(e)(14)	Motion for Preliminary Injunction in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007.

(e)(15)	Motion for Expedited Proceedings in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2007	BIOENVISION, INC.

	By:	/s/ Christopher B. Wood
Christopher B. Wood
Chairman and Chief Executive Officer